Exhibit 99.1

Earnix and Sapiens Partner to Unlock Operational Efficiency for P&C Insurers in EMEA and APAC

The new Earnix Price-It™ Connector for Sapiens IDITSuite will provide an integrated, intelligent pricing and rating solution tailored for insurers looking to optimise their current operations.

Rochelle Park, NJ, August 6, 2025 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Earnix, a leading dynamic AI Platform for insurance providers, announced today the availability of the Earnix Price-It Connector for Sapiens IDITSuite for P&C core solution.

The solution is tailored for insurers in EMEA and APAC. This innovative solution allows insurers to define products and build rates in Earnix, and seamlessly integrate them into modernised workflows in Sapiens IDITSuite.

The partnership is designed to help insurers enhance pricing, rating, and policy management processes, by enabling a seamless data flow between the two systems via the connector.

The Earnix Price-It™ Connector provides a bi-directional flow of data between Earnix and Sapiens, allowing real-time premium calculations, quote generation, and it supports IDITSuite in policy issuance for new business, endorsements, and renewals. This solution empowers insurers to respond swiftly to market demands, make informed pricing decisions, and ultimately improve profitability.

The Earnix Price-It Connector for Sapiens enables insurers to:

●	Accelerate implementation timeframes and rapidly integrate the Earnix rating engine with the Sapiens Policy Administration System

●	Enhance pricing sophistication by leveraging predictive analytics and AI to align rates with risk

●	Innovate rate-making strategies using low-code tools for rapid adjustments in response to market shifts

●	Reduce errors and improve operational efficiencies by eliminating manual rate recoding across systems

“We are excited to introduce the Earnix Price-It Connector for Sapiens IDITSuite, which will empower insurers to integrate modern solutions into their existing technology stacks, driving operational efficiency and ultimately enhancing their business outcomes,” said Robin Gilthorpe, CEO of Earnix.  “This marks a significant step in our strategic partnership with Sapiens, further building out our ecosystem of valuable integrations with key vendors in the insurance technology space.”

“We are pleased to collaborate with Earnix on the development of this innovative connector,” said Roni Al-Dor, President and Chief Executive Officer (CEO) at Sapiens. “Together, we are addressing the evolving needs of our joint customers by delivering seamless integration that enables insurers to optimise their operations with technology, improve pricing strategies, and enhance overall business performance. This partnership is a significant step towards unlocking efficiency and value around rating engine flexibility and lifecycle policy processing, as well as unified claims and billing.”

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organisations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with our innovative offerings. Recognised by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

About Earnix

Earnix is the premier provider of mission-critical, intelligent decisioning across pricing, underwriting, rating, and product personalisation. Its fully integrated platform provides ultra-fast ROI and is designed to transform how global insurers and banks are run by unlocking value across all facets of the business. Earnix has been innovating for insurers and banks since 2001, with customers in over 35 countries across six continents and offices in the Americas, Europe, Asia Pacific, and Israel. Earnix is backed by investors JVP and Insight Partners. (https://www.earnix.com)

Investor and Media Contacts

Yaffa Cohen-Ifrah

Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782

Email: Yaffa.cohen-ifrah@sapiens.com

Earnix

Paul Dobson-Brunell

Global Director of External Communications

press@earnix.com

www.sapiens.com